UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
________________________

SL INDUSTRIES, INC.
(Name of Subject Company)
________________________

HANDY & HARMAN LTD.
HANDY & HARMAN GROUP LTD.
SLI ACQUISITION CO.
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, $.20 PAR VALUE
(Title of Class of Securities)
_________________________

784413106
(CUSIP Number of Class of Securities)
________________________

 Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer by Handy & Harman Ltd., a Delaware corporation (“Parent”), Handy & Harman Group Ltd., a Delaware corporation and a wholly-owned subsidiary of Parent (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of AcquisitionCo (“Merger Sub”), for all of the outstanding shares of common stock of SL Industries, Inc., a Delaware corporation (the “Company” or “SLI”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 6, 2016, by and among Parent, AcquisitionCo, Merger Sub and the Company.

The tender offer referred to in this filing has not yet commenced. This filing, including the exhibit hereto, is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of SLI’s common stock. At the time the tender offer is commenced, Parent, AcquisitionCo and Merger Sub will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and SLI will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 Transaction Statement relating to such tender offer with the SEC. SLI’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that SLI’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, SLI’s stockholders will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Exhibit Index

Exhibit	Description
99.1	Letter from Handy & Harman Ltd. to its employees, dated April 7, 2016